SECURITIES AND EXCHANGE COMMISSION

06005187

SEC MAIL RECEIVED FEB 2 2006 WASH. D.C. 213 SECTION

CM

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51079

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ~~Greenfield Capital Partners, LLC~~ Southridge Investment Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

90 Grove Street
(No. and Street)

Ridgefield (City) CT (State) 06877 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Schloth 203-431-8081
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reynolds & Rowella, LLP
(Name – *if individual, state last, first, middle name*)

90 Grove Street (Address) Ridgefield (City) CT (State) 06877 (Zip Code)

PROCESSED
MAY 2 3 2006
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CM 5/27

OATH OR AFFIRMATION

I, William E. Schloth, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Greenfield Capital Partners, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP

Title

Notary Public

SANDRA E. NEGRON
NOTARY PUBLIC
CONNECTICUT
My Commission Expires 06/30/2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

Reynolds & Rowella LLP
Full Service Accounting & Financial Solutions
expect **more** from us

Partners:
Thomas F. Reynolds, CPA
Frank A. Rowella, Jr., CPA
Steven I. Risbridger, CPA

Principal
Richard J. Proctor, CPA, CVA, CGFM

INDEPENDENT AUDITOR'S REPORT

To the Member of
Greenfield Capital Partners, LLC

We have audited the accompanying consolidated statement of financial condition of Greenfield Capital Partners, LLC and subsidiary as of December 31, 2005, and the related consolidated statements of income, changes in member's capital and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Greenfield Capital Partners, LLC and subsidiary as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule included with this report is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Reynolds & Rowella, LLP

Ridgefield, Connecticut
February 6, 2006

90 Grove Street
Ridgefield, CT 06877
(203) 438-0161

87 Old Ridgefield Road
Wilton, CT 06897
(203) 762-2419

51 Locust Avenue
New Canaan, CT 06840
(203) 972-5191

Fax: (203) 431-3570
e-mail info@reynoldsrowella.com
website: www.reynoldsrowella.com

GREENFIELD CAPITAL PARTNERS, LLC
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash	$ 92,637
Accounts receivable	9,365
Due from related parties	77,090
Receivable from broker	101,469
Prepaid expense	16,250
Furniture and equipment, net of accumulated depreciation of $4,649	11,062
TOTAL ASSETS	$ 307,873

LIABILITIES AND MEMBER'S CAPITAL

LIABILITIES	
Payable to broker	$ 2,466
Accounts payable and accrued expenses	48,786
TOTAL LIABILITIES	51,252
MEMBER'S CAPITAL	256,621
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$ 307,873

See notes to financial statements.

EXHIBIT B

GREENFIELD CAPITAL PARTNERS, LLC
CONSOLIDATED STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUES	
Placement fees	$ 1,678,114
Commissions	824,117
Net realized investment losses	(10,460)
Miscellaneous income	10,938
TOTAL REVENUES	2,502,709
EXPENSES	
Commissions and consulting fees	622,578
Compensation and related benefits	63,975
Licensing, regulatory fees	238,866
Professional fees	29,784
Occupancy	57,484
Telephone	5,586
Other operating expenses	118,766
TOTAL EXPENSES	1,137,039
OPERATING INCOME	1,365,670
Interest income	6,098
NET INCOME	$ 1,371,768

See notes to financial statements.

GREENFIELD CAPITAL PARTNERS, LLC
CONSOLIDATED STATEMENT OF CHANGES IN MEMBER'S CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2005

Balance - beginning of period	$	253,353
Distributions to member		(1,368,500)
Net income		1,371,768
Balance - end of period	$	256,621

See notes to financial statements.

GREENFIELD CAPITAL PARTNERS, LLC
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 1,371,768
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	4,270
Changes in assets and liabilities	
(Increase) decrease in:	
Securities owned	115,075
Accounts receivable	(9,365)
Due from broker	(101,469)
Note receivable	7,500
Prepaid expenses	12,250
Increase (decrease) in:	
Due to broker	2,466
Accounts payable and accrued expenses	26,447
NET CASH FLOWS PROVIDED BY OPERATING ACTIVITIES	1,428,942
CASH FLOWS FROM INVESTING ACTIVITIES	
Advances to related party	(77,090)
Capital expenditures	(13,440)
NET CASH FLOWS USED IN INVESTING ACTIVITIES	(90,530)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions to member	(1,368,500)
NET DECREASE IN CASH	(30,088)
CASH AT BEGINNING OF PERIOD	122,725
CASH AT END OF PERIOD	$ 92,637

See notes to financial statements.

GREENFIELD CAPITAL PARTNERS, LLC
CONSOLIDATED NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Greenfield Capital Partners, LLC (the "Company") has implemented a growth strategy to become a full service investment banking firm. The Company currently focuses on the sponsorship and advisory needed of emerging, small and medium sized growth companies, as well as providing services to the hedge fund industry. The Company plans to build upon these areas of expertise and pursue further business opportunities in investment banking, research, merchant banking, and securities brokerage. The Company is registered with the United State Securities and Exchange Commission ("SEC"), is a member of the National Association of Securities Dealers, Inc. ("NASD") and the Securities Investor Protection Corporation ("SPIC"). The Company is approved by the NASD to operate as a broker-dealer in all 50 states of the United States as well as Puerto Rico.

Principles of Consolidation

The consolidated financial statements include the accounts and operations of the Partnership and its wholly-owned subsidiary, Greenfield Capital Management, LLC. All material inter-company accounts and transactions have been eliminated.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Property and Equipment, Net

Property and equipment is stated at cost and includes expenditures for major items. Maintenance, repairs and minor replacements are expensed. Depreciation is calculated under the straight-line method based on expected useful lives of 5 years.

GREENFIELD CAPITAL PARTNERS, LLC
CONSOLIDATED NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company is organized as a Limited Liability Company. As a flow-through entity, Federal and state income taxes are the responsibility of the member. Therefore, the Company does not record a provision for income taxes as the member report the Company's income or loss on their income tax returns.

Revenue Recognition

The Company records revenues from completed transactions as of the closing date.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Concentration of Credit Risk

The Company maintains its cash balances in accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes there is little or no exposure to any significant and believes there is little or no exposure to any significant credit risk.

NOTE 2 – PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following at December 31, 2005:

Computer equipment	$15,211
Furniture	500
	15,711
Accumulated depreciation	(4,649)
Property and equipment, net	$11,062

GREENFIELD CAPITAL PARTNERS, LLC
CONSOLIDATED NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

NOTE 3 – COMMITMENTS AND CONTINGENCIES

The Company rents office space from a company that is affiliated through common ownership and management on a month to month basis.

Rent expense charged to operations for the year ended December 31, 2005 was $57,484.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2005, the Company had net capital of $138,536, which exceeded the minimum requirement of $5,000 by $133,536.

NOTE 5 – RULE 15c3-3 EXEMPTION

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no margin accounts; promptly transmits all customer funds and delivers all securities received; does not otherwise hold funds or securities for, or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

NOTE 6 – RELATED PARTIES

The Company is 100% owned by Sunodia Partners, L.P.

The Company is affiliated through common ownership and management with Southridge Capital Management ("Southridge"). Southridge provides administrative assistance to the Company without reimbursement.

The Company has also advanced money to Monarch Partners, LLC which it owns 50% of. At December 31, 2005 the Company is owed $77,090 from the related party.

NOTE 7 – OPERATING AGREEMENT

The Company's operating agreement places certain restrictions on the transfer of ownership interest in the Company. Other items, including allocation of profits and losses, are included therein.

SUPPLEMENTARY INFORMATION

GREENFIELD CAPITAL PARTNERS, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2005

TOTAL OWNERSHIP EQUITY QUALIFIED FOR NET CAPITAL	$ 256,621
Deductions and/or charges for non-allowable assets:	
Equipment	11,062
Receivables	9,365
Other assets	93,340
	113,767
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	142,854
Haircuts on securities:	
Other securities	4,318
Net capital	138,536
Minimum net capital required ($5,000 or 6-2/3% of aggregated indebtedness)	5,000
Excess net capital	$ 133,536

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17Z-5, Part II-A filing as of December 31, 2005.

GREENFIELD CAPITAL PARTNERS, LLC
COMPUTATION OF AGGREGATE INDEBTEDNESS
AS OF DECEMBER 31, 2005

AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition:	
Accounts payable and accrued expenses	$ 51,252
Total aggregate indebtedness	$ 51,252
Excess net capital at 1,000 percent	$ 133,411
Ratio: Aggregate indebtedness to net capital	.37 to 1

GREENFIELD CAPITAL PARTNERS, LLC

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Reynolds & Rowella LLP

Reynolds & Rowella LLP
Full Service Accounting & Financial Solutions
expect more from us

Partners:
Thomas F. Reynolds, CPA
Frank A. Rowella, Jr., CPA
Steven I. Risbridger, CPA

Principal
Richard J. Proctor, CPA, CVA, CGFM

ACCOUNTANT'S SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To the Member of
Greenfield Capital Partners, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Greenfield Capital Partners, LLC (the Company), for the year ended December 31, 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute, assurance that assets for which the

90 Grove Street
Ridgefield, CT 06877
(203) 438-0161

87 Old Ridgefield Road
Wilton, CT 06897
(203) 762-2419

51 Locust Avenue
New Canaan, CT 06840
(203) 972-5191

Fax: (203) 431-3570
e-mail info@reynoldsrowella.com
website: www.reynoldsrowella.com

Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, our study and evaluation disclosed that a lack of segregation of functions exists. Although this condition may be considered to be a material weakness in internal control, it is a common condition in entities of this size. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Greenfield Capital Partners, LLC for the year ended December 31, 2004 and this report does not affect our report thereon dated February 18, 2005. In addition, no facts came to our attention which would indicate the Company was not in compliance with its type k(1) and k(2)(ii) exemptions from the requirements of SEC Rule 15c3-3. However, it should be noted that our examination was not directed primarily toward obtaining knowledge of such noncompliance.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purposes.

Reynolds & Rowella

Reynolds & Rowella, LLP

Ridgefield, Connecticut
February 7, 2006